Dig it Underground, Inc.
201 Bryan Place Ste#A, Cedar Hill. Tx. 75104	PH- 972-291-7883
Email-darlahaydin@sbcglobal.net	Fax-972-299-5397

October 8, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, DC 20549

Re: Dig it Underground, Inc.
Registration Statement on Form SB-2
Filed 11/9/01 as amended 1/4/02
File No. 333-73158
Application for withdrawal
Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended ("the Securities Act") Dig it Underground, Inc. (the "Company") respectfully requests the withdrawal of its Registration Statement on Form SB-2 (File No. 333-73158) together with all exhibits and the amendments thereto (collectively, the "Registration Statement"). The Registration Statement was initially filed with the Securities and Exchange Commission (the "Commission") on November 9, 2001, and amended on January 4, 2002.

The Registration Statement has not become effective, and the company confirms that no securities have been sold in connection with the offering contemplated by the Registration Statement. The Company and the selling stockholders have determined not to proceed with the offering contemplated by the Registration Statement at this time. The Company requests with this rule 457(p) under the Securities Act that all fee's paid to the Commission in connection to the filing of the Registration Statement be credited for future use.

Pursuant to Rule 477(b) under the Securities Act, this application for withdrawal of the Registration Statement will be deemed granted at the time it is filed with the Commission unless, within fifteen days after such date, the Commission notifies the Company that this application will not be granted.

If you have any questions regarding this application, please contact the Company's President, Darla Haydin at 972-291-7883.

Very Truly Yours,

Dig it Underground, Inc.
By: /s/ Darla Haydin
Darla Haydin
President